                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(a)



                               FATBRAIN.COM, INC.
                               ------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Per Share
                         ------------------------------
                         (Title of Class of Securities)


                                  20520N 10 8
                                 --------------
                                 (CUSIP Number)

                               Cooley Godward LLP
                              5200 Carillon Point
                               Kirkland, WA 98033
                                 (425) 893-7700
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 18, 1999
             -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued in following pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   20520N 10 8               13D                            PAGE 2 OF 8

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Vulcan Ventures Incorporated  91-1374788
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Washington, U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          --
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,804,170(1)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,804,170(1)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,804,170(1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15.21%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Includes 287,494 shares subject to a warrant to purchase common stock that is exercisable within 60 days of November 18, 1999.

CUSIP NO.   20520N 10 8               13D                            PAGE 3 OF 8

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Paul G. Allen
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,804,170(2)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,804,170(2)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,804,170(2)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15.21%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

(2) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Includes 287,494 shares subject to a warrant to purchase common stock that is exercisable within 60 days of November 18, 1999.

ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share ("Common Stock") of Fatbrain.com, Inc., a Delaware corporation ("Fatbrain"). The principal executive offices of Fatbrain are located at 2550 Walsh Avenue, Santa Clara, CA 95051. The Common Stock is quoted on the Nasdaq National Market under the symbol "FATB".

ITEM 2.   IDENTITY AND BACKGROUND

The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

      - PAUL G. ALLEN, Vulcan Ventures Incorporated, 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

      - WILLIAM D. SAVOY, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

      - BERT E. KOLDE, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

      - JO ALLEN PATTON, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

During the last five years, Vulcan Ventures and Mr. Allen have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 6 below, on November 18, 1999, Vulcan Ventures purchased 958,313 shares of Common Stock from the Issuer in a private transaction pursuant to a Common Stock and Warrant Purchase Agreement dated October 17, 1999, as amended and restated on October 29, 1999 ("Purchase Agreement"). Vulcan Ventures paid $20.87 per share for aggregate cash consideration of $19,999,992.31. Vulcan Ventures also purchased from the Issuer warrants to purchase up to 287,494 shares of Common Stock at a per share purchase price of $0.001 ("Warrants") for aggregate cash consideration of $287.94. The Warrants have an exercise price equal to $26.09 per share. If the Warrants are exercised in full, the aggregate exercise price will be $7,500,718.40. Both the Common Stock and the Warrants were placed in escrow on October 29,1999 and released on November 18, 1999 pursuant to the terms of an Escrow Agreement as described in Item 6 below. Capitalized terms used below under this sub-heading and not otherwise defined have the meaning given to them in the Purchase Agreement. In addition, Vulcan Ventures owns 558,363 shares of Common Stock previously reported on Schedule 13G filed with the Securities and Exchange Commission on February 12, 1999.

Vulcan Ventures funded its purchase of the Common Stock from its own working capital. None of the funds used to purchase the shares of Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.


ITEM 4. PURPOSE OF TRANSACTION

Vulcan Ventures acquired the securities reported in this statement for investment purposes. Vulcan Ventures and/or Mr. Allen may acquire additional shares of Common Stock by exercising the Warrant described above. Additionally, Vulcan Ventures and/or Mr. Allen may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures or Mr. Allen may determine to dispose of some or all of their beneficial holdings of the Issuer's securities. Each reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide.

Other than as described herein, Vulcan Ventures and Mr. Allen have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Vulcan Ventures directly owns 1,804,170 shares of Common Stock, including 287,494 shares of Common Stock subject to the Warrants. The consummation of the acquisition of the Common Stock and the Warrants contemplated by the Purchase Agreement is referred to as the "Closing." Excluding the Common Stock underlying the Warrants, Vulcan Ventures' and Mr. Allen's stockholdings represent approximately 15.21% of the shares of the class outstanding based on 12,817,205 shares outstanding as of the Closing. Paul G. Allen is the sole shareholder of Vulcan Ventures and may be deemed to have shared voting and dispositive power with respect to the Common Stock.

To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's Common Stock.

Except as set forth in this statement, Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures, has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer's Common Stock during the past sixty days.

Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Purchase Agreement, the Issuer agreed to sell to Vulcan Ventures, and Vulcan Ventures agreed to purchase from the Issuer, 958,313 shares of Common Stock for a purchase price equal to $20.87 per share. The Issuer also agreed to sell to Vulcan Ventures, and Vulcan Ventures agreed to purchase from the issuer Warrants to purchase up to 287,494 shares of Common Stock at a per share purchase price of $0.001. The Warrants have an exercise price equal to $26.09 per share. The Closing was subject to customary conditions, including regulatory approvals.

The Purchase Agreement provides, among other things, that effective as of the Closing, the composition of the Issuer's Board of Directors shall be eight members and a representative of Vulcan Ventures will be designated as a member of the Board of Directors. Vulcan Ventures has designated Diane Daggatt as its nominee to the Issuer's Board of Directors.

In connection with the Purchase Agreement, Vulcan Ventures has entered into a Registration Rights Agreement dated as of October 29, 1999, between the Issuer, and the investors listed on the schedules attached thereto. Under the terms of the Registration Rights Agreement, the Issuer will prepare and file with the Securities and Exchange Commission, on or prior to December 31, 1999, a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended. The Issuer shall use reasonable efforts to cause the registration statement to be continuously effective under the Securities Act until the second anniversary of the Closing under the Purchase Agreement. The Issuer generally will bear all of the expenses of the registration, except underwriting discounts and selling commissions. Registration of any of the Registrable Securities held by security holders with registration rights will result in shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Also in connection with the Purchase Agreement, Vulcan Ventures has entered into a Lock-Up Agreement dated as of October 17, 1999, with certain directors, executive officers and other 5% or greater shareholders of the Issuer. From the date of the Lock-Up Agreement until January 17, 2000, and during the period of duration specified by the Issuer and an underwriter of Common Stock or other securities of the Issuer, following the effective date of a registration statement of the Issuer filed under the Securities Act of 1933, as amended, each party has agreed not to (1) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly or (2) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Issuer's securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise; provided, however, that (i) such market stand-off time period shall not exceed ninety (90) days and (ii) and the stand-off provision shall not apply to gifts of the Company's securities to bona fide charitable organizations that are not affiliated with the Parties.

Concurrent with the execution and delivery of the Purchase Agreement, Vulcan Ventures and the Issuer entered into an Escrow Agreement among the Issuer, Vulcan Ventures, William Savoy ("Vulcan's Investor Representative"), and State Street Bank and Trust Company, solely in its capacity as Escrow Agent and not in its individual corporate capacity (the "Escrow Agent") providing for the payment and delivery of Vulcan Venture's Common Stock and Warrants. On November 18, 1999, the conditions to the Closing were satisfied and the Common Stock, Warrants and payment therefor were released from escrow.

Other than as described in this statement, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Fatbrain, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


99.1 Amended Common Stock and Warrant Purchase Agreement dated as of October 29, 1999 (Incorporated by reference (Exhibit 4.1) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 1999.)

99.2 Form of Registration Rights Agreement (Incorporated by reference (Exhibit 4.2) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 1999.)

99.3 Lock-Up Agreement dated as of October 17, 1999 (Incorporated by reference (Exhibit 4.3) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 1999.)

99.4 Form of Warrant (Incorporated by reference (Exhibit 4.4) to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 1999.)

99.5  Power of Attorney (Incorporated by reference to the Reporting Persons'
      Schedule 13G for Pathogenesis Corporation filed August 30, 1999.)

99.6  Joint Filing Statement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November _____, 1999       VULCAN VENTURES INCORPORATED



                                 By: /s/ William D. Savoy
                                    --------------------------------------------
                                     William D. Savoy, Vice President




Date: November _____, 1999
                                                 *
                                    --------------------------------------------
                                           Paul G. Allen


                                *By: /s/ William D. Savoy
                                    --------------------------------------------
                                     William D. Savoy, Attorney in
                                     Fact for Paul G. Allen

                                  EXHIBIT 99.6

      We, the signatories of the Statement on Schedule 13D to which this Joint Filing Statement is attached, hereby agree that such Statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated:  November ____, 1999



                                 VULCAN VENTURES INCORPORATED



                                 By: /s/ William D. Savoy
                                    --------------------------------------------
                                     William D. Savoy, Vice President




                                                 *
                                    --------------------------------------------
                                           Paul G. Allen


                                *By: /s/ William D. Savoy
                                    --------------------------------------------
                                     William D. Savoy, Attorney in
                                     Fact for Paul G. Allen